Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No.  20 - 2008

SEPTEMBER 15, 2008
FOR IMMEDIATE RELEASE

AURIZON OPTIONS CLAIMS ADJACENT TO JOANNA PROJECT

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to announce that it has entered into a letter agreement with Alexandria Minerals Corporation (“Alexandria”) whereby Alexandria has granted the Company an option to earn an undivided 100% interest in nineteen (19) mineral claims, subject to an existing 2% net smelter return and a 2% gross overriding receipts royalty on any diamonds extracted from the claims (the “Alexandria Claims”).  One half of the net smelter return royalty (i.e. 1%), may be purchased at any time for total cash payments of $2,000,000.  The Alexandria Claims are located adjacent to the Company’s Joanna Project, located along the Cadillac Break, in the Joannes Township, two kilometres northeast of the Rouyn-Noranda airport and 20 kilometers east of Rouyn-Noranda.  A sketch is attached showing the outline of the properties.  The transaction is subject to all necessary corporate and regulatory approvals, and the execution of a definitive agreement.

The option will require Aurizon to: make a cash payment of $200,000 and issue shares of Aurizon having an aggregate market value of $200,000 within thirty days of a definitive agreement; incur exploration expenditures of $650,000 over a 24 month period; and make a final payment of Aurizon shares having an aggregate market value of $1,600,000, by the 2nd anniversary of the signed formal agreement.

The Alexandria Claims adjoin the eastern boundary of Aurizon’s Joanna Gold Project and straddle approximately four kilometres of the Cadillac Break. Aurizon will initiate a 5,000 metre exploration diamond drilling program in the fourth quarter, 2008, upon receipt of the necessary permits.  The drilling will be performed on the east extension of the Joanna deposit along the Cadillac break.

Joanna Gold Project

Two rigs are currently active on the property, conducting infill drilling within the East block’s existing mineral resource contour and along its lateral extension.

Aurizon expects to receive an updated resource estimate on the Joanna Gold Project by the end of the fourth quarter of 2008, and has appointed BBA Inc. to prepare the pre-feasibility study, which is expected to be completed in the second quarter 2009.

A preliminary assessment report prepared by BBA Inc concluded that the Company’s Joanna Project is potentially feasible as a stand alone open-pit mine operation and that additional work should be undertaken to advance the project to the pre-feasibility stage.  The preliminary assessment report entitled “Technical Report NI43-101 Preliminary Assessment for the Joanna Gold Project”, dated May 22, 2008, is available under the Company’s profile at www.sedar.com.

All other information previously released on the Joanna Gold Project is available on the Aurizon website.

Aurizon Mines Ltd.
News Release – September 15, 2008
Aurizon Options Claims Adjacent to Joanna Project

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding estimated mineral resources, anticipated effect of recent drilling results on the Joanna project, a preliminary assessment, timing of a pre-feasibility study, and future work programs.  Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. Forward-looking statements are based on certain assumptions, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property, and involve risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.